Exhibit 8.1

FROST BROWN TODD LLC

Attorneys

KENTUCKY    •    OHIO    •    INDIANA    •    TENNESSEE    •    WEST VIRGINIA

August 23, 2007

Ohio County Bancshares, Inc.

200 North Main Street

Beaver Dam, Kentucky 42320

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Merger”) of Ohio County Bancshares, Inc., a Kentucky corporation (“Ohio”), with and into PBIB Corporation, a Kentucky corporation (“PBIB”) wholly-owned by Porter Bancorp, Inc., a Kentucky corporation (“Porter”), pursuant to the Agreement and Plan of Merger, dated as of June 16, 2007, by and among Porter, PBIB, and Ohio (the “Agreement”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Porter, executed by a duly authorized officer of Porter, and (b) the Certificate of Representations of Ohio, executed by a duly authorized officer of Ohio (collectively, the “Certificates”), (iii) the Registration Statement of Porter on Form S-4, and the proxy statement of Ohio and prospectus of Porter included therein, filed with the Securities and Exchange Commission (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither Porter nor Ohio will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. We assume that any holder of Ohio Shares (as defined below) that has asserted, as of the Effective Time, dissenters’ rights will receive, pursuant to statutory procedures, an amount per Ohio Share that will not exceed the Per Share Consideration (as defined below). Finally, we assume that the Continuity of Interest Test will be met on the Continuity of Interest Date. This opinion will be withdrawn in the event that the Continuity of Interest Test is not met on the Continuity of Interest Date.

Our opinion is based on the understanding that the relevant facts (including the representations made in the Certificates) are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

DESCRIPTION OF THE MERGER

The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, at 5:00 p.m. on the date that the Articles of Merger are filed with the Secretary of State of the Commonwealth of Kentucky, unless a later time is so specified in the Articles of Merger which shall be no later than one (1) Business Day after the Closing. Pursuant to the Merger, PBIB will be the surviving corporation, and the separate corporate existence of Ohio will cease.

As of June 16, 2007, the authorized capital stock of Ohio consisted of 100,000 Company Common Shares, of which 40,358 shares were issued and outstanding (the “Ohio Shares”), and 2,000 shares of non-voting preferred stock, none of which were issued and outstanding. As of June 16, 2007, the authorized capital stock of Porter consisted of 19,000,000 shares of voting common stock, of which 7,629,102 shares were issued and outstanding (the “Porter Shares”), and 1,000,000 shares of preferred stock, none of which were issued and outstanding. As of June 16, 2007, the authorized capital stock of PBIB consisted of 1,000 common shares, of which 100 shares were issued and outstanding and owned of record by Porter.

At the Effective Time, each Ohio Share issued and outstanding immediately prior to the Effective Time shall, at the election of each holder of such shares, be converted at the election of the holder thereof into the right to receive either (i) a number of Porter Shares per Ohio Share equal to the Share Exchange Amount, (ii) an amount of cash per Ohio Share equal to $297.34 (the “Cash Exchange Amount”); or (iii) a combination of Porter Shares and cash, as more fully set forth in Section 2.05(b)(iii) of the Agreement. The “Share Exchange Amount” is 12.80 Porter Shares for each Ohio Share; provided however, that if on the Determination Date the Average Porter Closing Price is less than or equal to $20.91 (10% reduction) or greater than or equal to $25.55 (10% increase), then the Share Exchange Amount shall be adjusted to a number (rounded to the hundredth) equal to $297.34 divided by the Average Porter Closing Price.

The “Average Porter Closing Price” is the average of the NASDAQ Official Closing Price per share of Porter Bancorp Common Stock on The NASDAQ Global Market, as determined by NASDAQ and reported on the website of www.nasdaq.com for the 10 trading days ending on the last trading day before the Determination Date.

There are additional provisions for adjusting the Share Exchange Amount and Cash Exchange Amount under certain circumstances. In addition, Section 6.01(i) of the Agreement provides that the total value of the Porter Shares issued in the Merger, based upon the closing sales price of Porter Bancorp Common Stock as reported on The NASDAQ Global Market (excluding sales prices of Porter Bancorp Common Stock during extended-hours trading) on the day immediately preceding the Effective Time (the “Continuity of Interest Date”), shall be not less than 45% of the total Merger Consideration issued in the Merger (the “Continuity of Interest Test”). If the Continuity of Interest Test would not otherwise be satisfied, Porter may issue additional Porter Shares sufficient to satisfy the Continuity of Interest Test and must immediately notify Company of such issuance on the Continuity of Interest Date. Any such additional Porter Bancorp Shares shall be considered part of the Merger Consideration and shall be valued based upon the closing sales price of Porter Bancorp’s Common Stock on the Continuity of Interest Date.

Although the holders of Ohio Shares have the right to elect the type of consideration that they wish to receive pursuant to the Merger, the distribution of the consideration to holders of Ohio Shares is subject to certain overall restrictions. The Agreement provides that, subject to adjustment for cash paid in lieu of fractional shares and the satisfaction of the Continuity of Interest Test, the aggregate consideration will be a mixture of Porter Shares and cash, with a minimum of 50% and a maximum of 60% of Ohio Shares issued and outstanding as of the Effective Time being exchanged for Porter Shares and a minimum of 40% and maximum of 50% of Ohio Shares issued and outstanding as of the Effective Time being exchanged for cash.

The Agreement sets forth procedures for the adjustment of the mix of Porter Shares and cash elected to be received by the holders of Ohio Shares to ensure that the aggregate consideration conforms to this mixture. The Agreement also contains a number of conditions to closing that are customary for similar transactions.

No certificate or scrip representing fractional Porter Shares shall be issued in the Merger. In lieu thereof, each holder of Ohio Shares who otherwise would be entitled to receive a fractional Porter Share (after taking into account all certificates representing Ohio Shares delivered by such holder) shall receive cash in an amount determined pursuant to Section 2.06 of the Agreement.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1. The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Ohio, Porter, and PBIB each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Ohio, Porter, or PBIB as a result of the Merger.

3. A holder of Ohio Shares receiving solely Porter Shares in exchange for such shareholder’s Ohio Shares (not including any cash received in lieu of fractional Porter Shares) will recognize no gain or loss upon the receipt of such Porter Shares.

4. A holder of Ohio Shares receiving solely cash in exchange for such shareholder’s Ohio Shares (as a result of such shareholder’s dissent to the Merger or an All Cash Election) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Ohio Shares, subject to the provisions and limitations of Section 302 of the Code.

5. A holder of Ohio Shares receiving both cash and Porter Shares in exchange for such shareholder’s Ohio Shares (not including any cash received in lieu of fractional Porter Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Porter Shares). Unless the redemption is treated as a dividend under the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Ohio), the gain will be capital gain if the Ohio Shares are held by such shareholder as a capital asset at the time of the Merger.

6. A holder of Ohio Shares receiving cash in lieu of fractional Porter Shares will recognize gain or loss as if such fractional Porter Shares were distributed as part of the Merger and then redeemed by Porter, subject to the provisions and limitations of Section 302 of the Code.

7. The aggregate tax basis of Porter Shares received by a holder of Ohio Shares in the Merger (including fractional Porter Shares, if any, deemed to be issued and redeemed by Porter) generally will be equal to the aggregate tax basis of the Ohio Shares surrendered in the Merger, reduced by the amount of cash received by the shareholder in the Merger (excluding cash received in lieu of fractional Porter Shares), and increased by the amount of gain recognized by the shareholder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional Porter Shares).

8. The holding period of the Porter Shares received by a holder of Ohio Shares will include the period during which the Ohio Shares surrendered in exchange therefor were held, provided the Ohio Shares are a capital asset in the hands of the holder of Ohio Shares at the time of the Merger.

9. The tax basis of the assets of Ohio in the hands of PBIB will be the same as the tax basis of such assets in the hands of Ohio immediately prior to the Merger.

10. The holding period of the assets of Ohio to be received by PBIB will include the period during which such assets were held by Ohio.

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Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of Ohio Shares in light of that holder’s particular status or circumstances, including, without limitation, holders of Ohio Shares that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose Ohio Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive Porter Shares other than in exchange for Ohio Shares, (x) persons who hold Ohio Shares as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold Ohio Shares other than as capital assets, (xii) holders of Ohio Shares who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the caption “The Merger—Material Federal Income Tax Consequences.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

FROST BROWN TODD LLC

By	/s/ Samuel G. Graber
Samuel G. Graber, Member